Subject to market conditions, finance subsidiaries of Teva Pharmaceutical Industries Limited (“Teva”) intend to offer EUR and CHF denominated senior notes to non-U.S. persons outside the United States pursuant to Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). These senior notes will be guaranteed by Teva. Teva intends to use the proceeds from the anticipated offerings to refinance maturing debt.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy Teva’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful. The securities will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This Form 6-K is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

This Form 6-K is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Subject to the foregoing paragraph, the securities described herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This document is an advertisement for purposes of applicable measures implementing Directive 2003/71/EC (and amendments thereto) (the “Prospectus Directive”) and is not a prospectus for the purposes of the Prospectus Directive.

Stabilization/FSA